UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CLEARVIEW ACQUISITIONS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

18506Q103

(CUSIP Number)

February 11, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-l(b)
☒  Rule 13d-l(c)
☐  Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18506Q103

1. Names of Reporting Persons: Kabir M. Kadre, trustee of the Kabir M. Kadre Trust UTD December 18, 2006
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,586,846
6. Shared Voting Power 0
7. Sole Dispositive Power 4,586,846
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,586,846
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐
11. Percent of Class Represented by Amount in Row (9) 17.5%
12. Type of Reporting Person (See Instructions): OO

CUSIP No. 18506Q103

1. Names of Reporting Persons: Kabir M. Kadre
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,586,846
6. Shared Voting Power 0
7. Sole Dispositive Power 4,586,846
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,586,846
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐
11. Percent of Class Represented by Amount in Row (9) 17.5%
12. Type of Reporting Person (See Instructions): IN

Item 1(a).  Name of Issuer:

Clearview Acquisitions, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

1848 Commercial Street
San Diego, California 92113

Item 2(a).  Names of Persons Filing:

Kabir M. Kadre, trustee of the Kabir M. Kadre Trust UTD December 18, 2006

Kabir M. Kadre

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 5640 Mill Peak Road, San Diego CA 92120.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).  CUSIP Number:

18506Q103

Item 3.                      If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

Kabir M. Kadre, as trustee of the Kabir M. Kadre Trust UTD December 18, 2006, has the sole power to vote and dispose of the issuer's common stock reported herein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 of this Schedule was derived from the issuer's Schedule 14F-1 filed with the Securities and Exchange Commission on February 18, 2009, in which the issuer stated that the number of shares of its common stock outstanding as of February 18, 2009 was 25,681,094 shares.

As of the date hereof, the reporting persons beneficially own 4,586,846 shares of common stock consisting of the following: (1) 4,010,596 shares of common stock; (2) 288,125 shares of common stock issuable upon conversion of a convertible note held by the reporting person that was issued to the reporting person by the issuer on February 11, 2009, assuming the conversion price remains at its original conversion price of $0.50 per share; and (3) 288,125 shares of common stock issuable upon the exercise of a warrant held by the reporting person that was issued to the reporting person by the issuer on February 11, 2009.  The warrant may only be exercised if the convertible note is converted into common stock.

Item 5.                      Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009	/s/ Kabir M. Kadre
Kabir M. Kadre, trustee of the Kabir M. Kadre Trust UTD December 18, 2006

Dated: February 19, 2009	/s/ Kabir M. Kadre
Kabir M. Kadre

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 19, 2009	/s/ Kabir M. Kadre
Kabir M. Kadre, trustee of the Kabir M. Kadre Trust UTD December 18, 2006

Dated: February 19, 2009	/s/ Kabir M. Kadre
Kabir M. Kadre